July 24, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
John W. Madison
Sandy Eisen
Tim Levenberg
Chris White

Re:	Smith International, Inc.
Form S-4 (File No. 333-151897) filed June 24, 2008 and amended June 25, 2008 and July 21, 2008
Form 10-K (File No. 01-08514) filed February 29, 2008
Schedule 14A (File No. 1-08514) filed April 11, 2008
Ladies and Gentlemen:
     On behalf of Smith International, Inc. (the “Company” or “we”), I hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 17, 2008, with respect to the above-referenced filings.
     This letter is being filed with the Commission electronically via the EDGAR system today and a hard copy of this letter will also be delivered to you by overnight mail. Certain portions of this letter have been redacted pursuant to Rules 418, 12b-4 and 83, and we will supplementally furnish a copy of such portions of the letter to you by overnight mail pursuant to a FOIA confidentiality request.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2007
General
1.	We note in testimony on April 30, 2007 to the Senate Committee on Commerce, Science and Transportation, Mr. Victor D. Comras mentioned your company as having operations in Iran. We also note the disclosure in your Form 10-K for the fiscal year ended December 31, 2007, that your company has substantial sales to the geographical regions “Europe/Africa” and to “Middle East/Asia.” Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria or Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic

Securities and Exchange Commission
July 24, 2008

sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with, Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.
Response:
The Company has limited historical business involving operations in Iran, Syria and Sudan (the “Listed Countries”) conducted through the offshore operations of certain of its business units. We do not believe that our operations in the Listed Countries and the risks associated therewith present a material investment risk to our security holders from either a quantitative or qualitative perspective based on the analysis in the responses supplementally furnished with this letter and for the reasons included herein.
Pursuant to Rules 418, 12b-4 and 83, we have redacted and are supplementally furnishing a quantitative response setting forth information concerning the revenues associated with the Listed Countries as well as a description of our operations in the Listed Countries. We hereby request that such information be returned to us upon completion of your review, and that pending its return, such information be withheld from release as containing competitively sensitive, proprietary business information of the Company.
2.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investments in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Response:

As set forth in our response above to the Staff’s comment number 1, pursuant to Rules 418, 12b-4 and 83, we have redacted and are supplementally furnishing a quantitative response setting forth information concerning the revenues associated with the Listed Countries. Please refer to such supplementally furnished response.

Securities and Exchange Commission
July 24, 2008

In addition to the insignificant nature of the operations in the Listed Countries as described in the supplementally furnished quantitative response, the Company’s operations in the Listed Countries are also immaterial from a qualitative perspective as described below.
The Company’s sales to the Listed Countries are made by non-U.S. wholly and partially owned affiliates of the Company. The Company’s sales in the Listed Countries are strategically insignificant to the Company as a whole and the loss of any or all of the Company’s sales in the Listed Countries would not have a material impact on the Company’s worldwide operations.
In addition, certain of our activities in the Listed Countries have been disclosed publicly and, to our knowledge, there has been no detrimental impact on our reputation or share value due to these permissible activities and the subject has not been raised in investor conference calls or investor meetings and has only rarely been raised through other investor correspondence. As such, we do not believe our operations in the Listed Countries will have any material impact on our relations with our shareholders or with the investment community.
Based on the foregoing, particularly because of the insignificant nature of our operations in the Listed Countries, we do not believe that our operations in the Listed Countries, either individually or in the aggregate, are material from either a quantitative or qualitative perspective in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value.
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     This is to confirm that we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (telephone no. 281-233-5400) should you require further information or have any questions.

Sincerely,
/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary